

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

February 3, 2009

Michael S. Borish
Chief Executive Officer
Freedom Environmental Services, Inc.
5036 Dr. Phillips Blvd., # 306
Orlando, Florida 32819

      Re: Item 4.02 Forms 8-K and 8-K/A
      Filed: November 21, 2008 and December 17, 2008
      Re: Forms 10-Q/A
      Filed: November 21, 2008, December 17, 2008 and January 27, 2009
      File No. 0-53388

Dear Mr. Borish:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3355.

                   Sincerely,

                   Terence O'Brien
                   Accounting Branch Chief